Exhibit 99.1

NYSE, TSX: NTR	News Release

February 24, 2023

Nutrien Files 2022 Annual Disclosures

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that its 2022 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, as well as its Annual Information Form are available on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov and the Canadian Securities Administrators’ website at www.sedar.com.

The 2022 Annual Report can be reviewed and downloaded from the Investor Relations section of Nutrien’s website at https://www.nutrien.com/investors/financial-reporting.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com